CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

November 26, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Post Qualification Amendment on Form 1-A

Filed November 18, 2021
File No. 024-11020

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated November 24, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post Qualification Amendment on Form 1-A

General

1.

We reissue prior comment 1 in part. We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. Please reconcile your net asset value calculations on page 57 with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods.

The Company has updated its website to clarify that the annualized returns include unrealized gains for the periods represented and clarified that the 2 annualized gain figures are for 2020 and the 12 months from October 1, 2020 through September 30, 2021. It has added the following text to the website to revise and clarify its statements.

Specializing in Tax Lien & Tax Deed Investing, RAD Diversified had a 36.7% annualized return in 2020,* including unrealized gains, and an annualized return of 35.48%, including unrealized gains, in the past 12 months.**

*Annualized returns represent past performance, including unrealized gains, which is no guarantee of future results. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than their original cost. Current performance may be higher or lower than the performance shown.

** Based on NAV per share at November 1, 2020 compared to NAV per share at November 1, 2021. The NAV will be the sum of the total fair value of each of the properties listed in the quarterly internal fair value assessment report minus the leverage attached to each of those properties, plus the addition of any other assets, plus all liabilities we hold, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter.

The Company believes the 2020 annualized return on its website, as revised, is consistent with the audited financial statements that it filed with its Current Report on Form 1-K, in which the balance sheet included unrealized gain. It also believes that the 12 month annualized return on its website, as revised, is consistent with the unaudited balance sheet information provided on page 57 and provided in the post-qualification amendment that it filed on March 24, 2021, which were the basis for the 12-month annualized return figure. The Company notes that it explains its methodology for calculating NAV on page 60.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609